SAND Technology Inc.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS :

The unaudited interim consolidated financial statements of SAND Technology Inc. as at and for the three-month and nine-month periods ended April 30, 2011 have not been reviewed by the Company’s external auditors.

SAND Technology Inc.
Quarterly Report
For the Three-Month and Nine-Month Periods Ended April 30, 2011

2

SAND Technology Inc.

Unaudited Interim Consolidated Financial
Statements as at and for the Three-Month
and Nine-Month Periods Ended April 30, 2011
and 2010

Consolidated Balance Sheets
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	As at April 30,	As at July 31,
	2011	2010

ASSETS
Current Assets
Cash	$1,835,109	$579,270
Accounts receivable	815,522	739,144
Research and development tax credits receivable (Note 12)	581,357	660,000
Prepaid expenses	148,912	74,541
	3,380,900	2,052,955

Capital assets, net	50,151	64,488

	3,431,051	2,117,443

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	1,124,397	984,149
Deferred revenue	1,138,973	1,135,814
Deferred lease inducements	-	19,558
Due to shareholders (Note 7)	830,497	896,369
	3,093,867	3,035,890
Long Term Liabilities
Deferred revenue	993,612	106,124
Due to shareholders (Note 7)	977,784	977,784
Convertible debentures (Note 8)	512,874	448,309
	5,578,137	4,568,107

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 10)
Authorized An unlimited number of class "A" common shares, without par value An unlimited number of class "B" common shares, without par value
Issued and outstanding 18,453,636 class "A" common shares (July 31, 2010 - 15,889,620 shares) (Note 10)	39,901,523	38,976,108
Equity component of convertible debentures (Note 8)	446,027	446,027
Contributed surplus (Note 11)	1,625,329	1,053,897
Deficit	(44,119,965)	(42,926,696)
	(2,147,086)	(2,450,664)

	$3,431,051	$2,117,443

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Operations and Comprehensive Income (Loss) and Deficit
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2011	2010	2011	2010

Revenue	$1,002,596	$966,654	$5,415,087	$5,376,370

Cost of sales and product support	284,470	331,920	894,174	979,574

Gross profit	718,126	634,734	4,520,913	4,396,796

Operating Expenses
Research and development costs, net (Note 12)	434,944	485,040	1,369,193	1,412,092
Amortization of capital assets and other assets	7,757	13,014	33,588	41,916
Selling, general and administrative	1,428,816	1,225,953	3,965,594	3,434,640
	1,871,517	1,724,007	5,368,375	4,888,648

Income from operations before the undernoted items	(1,153,391)	(1,089,273)	(847,462)	(491,852)

Foreign exchange loss	51,951	4,819	74,664	33,351
Interest expense (Note 5)	88,934	81,137	271,143	246,687
	140,885	85,956	345,807	280,038

Net loss and comprehensive income loss	(1,294,276)	(1,175,229)	(1,193,269)	(771,890)

Deficit, beginning of period	(42,825,689)	(41,777,808)	(42,926,696)	(42,181,147)
Deficit, end of period	$(44,119,965)	$(42,953,037)	$(44,119,965)	$(42,953,037)

Basic (loss) per share	$(0.08)	$(0.07)	$(0.07)	$(0.05)
Diluted (loss) per share	$(0.08)	$(0.07)	$(0.07)	$(0.05)

Basic weighted average number of common shares	16,204,842	15,889,620	16,204,842	15,889,620
Diluted weighted average number of common shares	16,204,842	15,889,620	16,204,842	15,889,620

Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net (loss)	$(1,294,276)	$(1,175,229)	$(1,193,269)	$(771,890)
Non-cash items
Amortization of capital assets and other assets	7,756	13,014	33,588	41,916
Stock-based compensation	273,216	21,000	571,432	60,787
Accretion expense	21,521	21,575	64,565	65,214
Amortization of deferred lease inducement	(4,890)	(7,334)	(19,558)	(22,002)
Changes in working capital items
Accounts receivable	2,481,029	918,948	(76,496)	743,148
Research and development tax credits receivable	(82,500)	614,913	78,643	109,414
Prepaid expenses	(26,179)	29,142	(74,441)	(33,830)
Accounts payable and accrued liabilities	28,220	(134,527)	540,909	69,503
Deferred revenue	(701,603)	(5,298)	4,889	(668,084)
Cash flows from Operating Activities (a)	702,294	296,204	(69,738)	(405,824)

INVESTING ACTIVITIES
Purchase of capital assets	(15,434)	(4,906)	(19,219)	(23,781)
Cash flows from Investing Activities	(15,434)	(4,906)	(19,219)	(23,781)

FINANCING ACTIVITIES
Due to shareholders	-	55,688	41,728	-
Repayments of due to shareholders	-	-	-	(476,027)
Advances from shareholder and private investors	-	-	406,829	-
Increase in deferred revenue	885,290	-	885,290	-
Issuance of shares	-			585,843
Issuance of shares - stock options exercised	10,672	-	10,672	-
Cash flows from Financing Activities	895,962	55,688	1,344,519	109,816

Effect of exchange rate changes on cash	14,611	-	177	-

Net increase (decrease) in cash	1,597,433	346,986	1,255,739	(319,789)

Cash, beginning of period	237,676	398,797	579,270	1,065,572

Cash, end of period	$1,835,109	$745,783	$1,835,009	$745,783

(a) Additional information
Interest paid	$2,977	$40,541	$9,588	$46,488

The accompanying notes are an integral part of the interim consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

1 - NATURE OF BUSINESS

SAND Technology Inc. (“Company”) is incorporated under the Canada Business Corporations Act. The Company’s common shares are listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States. SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

2 - GOING CONCERN

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of the going concern assumption, which considers the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company has incurred operating losses in the current and past years. The Company has also generated negative cash flows from operations and has a significant working capital deficiency. To successfully grow the business, the Company must decrease its cash outflows, improve its cash position and succeed in its ability to raise additional capital through a combination of primarily public or private equity offerings or strategic alliances. The Company is also dependent on the success of its marketing efforts and continued revenue growth through the sale of its products. The Company’s uncertainty as to its ability to generate sufficient revenue and raise sufficient capital, raise significant doubt about the entity’s ability to continue as a going concern.

The Company has obtained additional financing from a shareholder and private investors during the nine months ended April 30, 2011 in the approximate amount of $448,557, and is continuing its efforts to obtain additional financing for its current operations. The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is provided to assist the reader in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes thereto are the representations of the Company’s management. The Company’s management is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Basis of Presentation
In the opinion of management, the accompanying interim unaudited consolidated financial statements, expressed in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly SAND Technology Inc.’s consolidated financial position as at April 30, 2011 as well as its consolidated results of operations and cash flows for the three and nine months ended April 30, 2011 and 2010.

Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland and Sand Technology Corp. and STSI Licensing, LLC, located in the United States. All intercompany transactions and accounts have been eliminated on consolidation.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. The most significant estimates relate to the establishment of the fair values of the components of the convertible debentures, the accounting for stock options, share awards, warrants and the evaluation of the research and development tax credits. Actual results may differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of April 30, 2011 and July 31, 2010.

Allowance for Doubtful Accounts
Management of the Company makes judgements as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all outstanding invoices. As of April 30, 2011, the allowance for doubtful accounts was nil (nil as at July 31, 2010).

Capital Assets
Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. Amortization is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Impairment of Long-Lived Assets

Capital assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment is recognized and is calculated as the excess of the carrying amount of the long-lived asset over its fair value.

Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year.

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding and, when, dilutive, potential shares from stock options and share awards, stock warrants to purchase common stock using the treasury method, and conversions of outstanding convertible debt using the “if converted” method. A net loss was reported during the interim periods of 2011 and 2010, and accordingly, in those periods, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for outstanding stock options, share awards and warrants to purchase shares of the Company's common stock because to do so would have been anti-dilutive.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar and each of the Company’s wholly-owned subsidiaries is considered an integrated foreign operation. Accordingly, transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the statement of operations. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (“VSOE”) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Financing and Transaction Costs

Financing costs associated with the issuance of debt are recorded directly against net income. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly against net income.

Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation are credited to share capital.

Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG–14 –Disclosure of Guarantees.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

In addition, the Company provided warranties as part of the sale of a former subsidiary, ClarityBlue Limited, which occurred on July 31, 2003, for claims against it related to conditions existing prior to the sale. The warranties expired on January 31, 2010.

Financial Assets and Liabilities

On initial recognition, all financial assets and liabilities are measured and recognized at their fair value. Subsequently, financial assets and liabilities are measured and recognized as follows:

  Cash is classified as a held-for-trading financial asset. It is measured at fair value and changes in fair value are recognized in operations.
  Accounts receivable and unbilled receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the amount initially recognized, less any allowance for doubtful accounts.
  Accounts payable and accrued liabilities (excluding sales tax payable), due to shareholders and convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method, except for accounts payable and accrued liabilities and due to shareholders which are at cost. Interest calculated using the effective interest method is presented in operations as interest expense.

Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Level 1 investments are valued based on quoted market prices in active markets. Level 2 investments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

4 – RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the Canadian GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

Consolidated Financial Statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the Canadian GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

5 – INFORMATION ON EARNINGS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2011	2010	2011	2010
Interest Expense
Accretion of debt component of convertible debentures	$21,522	$21,575	$64,566	$65,214
Interest expense - due to shareholders	64,435	55,688	196,989	171,652
Interest expense - other	2,977	3,874	9,588	9,821

	$88,934	$81,137	$271,143	$246,687

Amortization expense of capital assets for the three-month and nine-month periods ended April 30, 2011 and 2010 amounted to $7,757 and $13,014, respectively, and $33,588 and $41,916, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	July 31,
	2011	2010

Trade accounts payable and accrued liabilities	$600,838	$834,371
Salaries and commission payable	35,326	57,186
Sales tax payable	488,234	66,884
Advances from private investors	-	25,708

	$1,124,398	$984,149

7 - DUE TO SHAREHOLDERS

	April 30,	July 31,
	2011	2010

Loan from the President and Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly	$21,805	$300,893

Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011, maturing on January 1, 2013	1,614,888	1,407,874

Compensation payable to a significant shareholder	171,588	165,386

	1,808,281	1,874,153

Less: Current portion	830,497	896,369

	$977,784	$977,784

On February 11, 2011, and effective February 1, 2011, a Standstill Agreement (“Agreement”) between Arthur G. Ritchie, the former Chief Executive officer of the Company and significant shareholder, and Jerart Financial Corporation, a company owned by Arthur G. Ritchie (individually and collectively “Arthur G. Ritchie”), and Sand Technology Inc. was signed. The Agreement calls for monthly payments with respect to Arthur G. Ritchie’s severance agreement dated November 1, 2009 in the amount of $21,013 subject to a monthly payment test. A sub-committee of the Board of Directors has been formed with the authority to administer the payment test and make adjustments as it deems necessary. The criteria for the payment test

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

will be established by the sub-committee. Any adjustments made to the monthly payment as a result of the payment test shall be deferred and accrued until such time as the Board of Directors determines that the Company is in a position to disburse these deferred amounts or any portion thereof. The term of this Agreement shall be for twelve months terminating on January 31, 2012. Other than the payments specifically set forth in the Agreement, no other payment shall be made to Arthur G. Ritchie for any reason whatsoever pursuant to any and all other agreements and understandings between Arthur G. Ritchie and Sand Technology Inc., whether written or verbal (collectively “The Other Agreements”), including without limiting the generality of the foregoing, any payments that may be due as of the date of this Agreement and any that may become due during the term of this Agreement. Arthur G. Ritchie also agrees to not take any action of any sort whatsoever in respect of The Other Agreements or any portion thereof including, without limiting the generality of the foregoing, in respect to any disputes of any kind pertaining to any and all provisions, rights and remedies that may thereunder be in effect as of the date of this Agreement or come into effect during the term of this Agreement.

8 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the underlying common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants (“Warrants”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.70 per Warrant Share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

Certain warrant holders exercised their Warrants associated with the secured convertible debentures prior to their expiry date of April 18, 2011. As a result of ratchet provisions contained in the warrant security, the exercise price was reduced from U.S.$0.70 per Warrant Share to U.S.$0.01 per Warrant Share. On May 5, 2011, the Company issued 613,000 common shares pursuant to the exercise of the Warrants.

For accounting purposes, the debenture contains both a debt component and an equity component being the share warrants, the conversion option and the interest payable in shares:

  The debt component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%. The amount calculated, at the issue date, for the carrying amount of the debt component was $260,377. The carrying value of the debt component is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debentures discount, is included in interest expense in the statement

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)
  of operations. The debt issuance costs were expensed directly against net income. The amortization of the debt component of the convertible debentures for the three-month and nine month periods ended April 30, 2011 and 2010 was $21,522 and $21,575, respectively, and $64,566 and $65,214, respectively.

  The amount calculated for the carrying amount of the equity component, at the issue date, was $749,442, determined by deducting the carrying amount of the debt component from the gross proceeds received. The value of the equity component includes the fair value of the share warrants, the conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Convertible Debentures was estimated using the Black-Scholes option pricing model with the following assumptions:
Dividend yield	–
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining equity component balance, in the amount of $446,027, represents the fair value of the conversion option and the interest payable in shares and has been presented separately in shareholders’ deficiency.

9 – PRIVATE PLACEMENTS

a)

On November 6, 2009, the Company received gross proceeds of U.S.$550,000 (CDN.$587,835) from private investors, including U.S.$150,000 from the current President and Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The Warrants associated with this Private Placement are also subject to ratchet provisions which may reduce the exercise price at such time. The Private Placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $445,667 and was recorded in share capital. The fair value allocated to the warrants was estimated at $142,168 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	103%
Risk-free interest rate	1.81
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

b)

On March 24, 2011, the Company received gross proceeds of U.S.$750,000 (CDN.$775,073) from private investors, including U.S.$325,000 from the current President and Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 1,071,432 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, March 24, 2011, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The Private Placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $531,478 and was recorded in share capital. The fair value allocated to the warrants was estimated at $243,595 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	131%
Risk-free interest rate	1.28
Expected life	3 years

10 - SHARE CAPITAL

Fiscal 2011 transactions

On February 2, 2011, the Company issued 411,152 common shares to current and former Directors of the Company in settlement of debt owing to these individuals for past service as Directors.

On March 24, 2011, the Company issued 2,142,864 common shares to private investors and the President and Chief Executive Officer as part of a Non-Brokered Private Placement Subscription Agreement (“Private Placement”), which raised U.S.$750,000, for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 1,071,432 Units. Each Unit consisted of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company.

On April 30, 2011, the Company issued 10,000 common shares upon the exercise of 10,000 stock options at an exercise price of $0.01.

Fiscal 2010 transactions

On November 6, 2009, the Company issued 1,571,431 common shares to private investors and the President and Chief Executive Officer as part of a Non-Brokered Private Placement Subscription Agreement (“Private Placement”), which raised U.S.$550,000, for Units in the Company at a price of U.S.$0.70 per Unit,

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

resulting in the issuance of 785,715 Units. Each Unit consisted of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company.

Common shares reserved for future issuance as of April 30, 2011 are as follows:

As at
April 30,
2011

Stock options outstanding	3,413,157
Warrants outstanding	2,971,147
Convertible debentures, principal	2,228,000
Convertible debentures, interest	416,388

9,028,692

11 – STOCK OPTIONS, SHARE AWARDS AND WARRANTS

a) Stock Option Plans

The Company has three stock incentive plans relating to stock options:

1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non- employee directors up to a maximum of 900,000 class "A" common shares.

3.

Under the 2010 Stock Incentive Plan, the Company may grant options or share awards to its full-time employees, executive officers, directors and consultants up to a maximum of 4,000,000 class “A” common shares.

Under these plans, the exercise price of each option is not less than the market price of the Company’s shares, as traded on the OTC Bulletin Board, on the day prior to the grant date. Stock options vest as stipulated in the stock option agreement and their maximum term is 8-10 years.

The following table summarizes information about the Company’s stock options:

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	April 30, 2011		July 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(U.S. dollars)		(U.S. dollars)

Options outstanding, beginning of period	357,000	1.00	551,000	0.98
Granted	3,066,157	0.01	-	-
Exercised	(10,000)	(0.01)
Expired	-	-	(21,000)	(4.97)
Forfeited	-	-	(173,000)	(1.00)

Options outstanding , end of period	3,413,157	0.11	357,000	1.00

Options exercisable, end of period	2,127,686	0.14	214,200	1.00

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of April 30, 2011:

	April 30, 2011			April 30, 2011
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(U.S. dollars)			(U.S. dollars)

U.S.$1.00	357,000	5.32	1.00	285,600	5.32	1.00
CDN.$0.01	3,056,157	7.63	0.01	1,842,086	7.63	0.01

	3,413,157	7.38	0.11	2,127,686	7.32	1.00

Stock-based compensation expense included in selling, general and administrative expenses for the three-month and nine-month periods ended April 30, 2011 and 2010 was $273,216 and $5,993, respectively, and $561,427 and $15,766, respectively.

b) Warrants

The following table summarizes information about the Company’s share warrants:

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	April 30, 2011			July 31, 2010
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(U.S. dollars)			(U.S. dollars)

Balance, beginning of period	1,899,715	1.56	0.61	1,967,061	1.30	0.65
Granted	1,071,432	2.90	0.50	785,715	3.00	0.50
Exercised	-	-	-
Expired	-	-	-	(853,061)	-	(0.60)
Forfeited	-	-	-	-	-	-

Balance, end of period	2,971,147	2.32	0.50	1,899,715	1.78	0.61

c) Share Awards

Under a Share Award Plan, the Company was eligible to grant class "A" common shares to its full-time employees up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant and conditional upon a period of continued employment service with the Company by the employees.

The Share Award Plan is intended to promote the interests of the Company by (i) aiding the retention of employees and facilitating the recruitment of personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Company’s shareholders. The administrator of the Share Award Plan has the authority to determine the terms and conditions of each award granted. The Company granted 407,500 share awards on September 30, 2007 upon the one condition that the recipient remain employed with the Company for a period of 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

The share award compensation expense included in selling, general and administrative expenses for the three-month and nine-month periods ended April 30, 2011 and 2010 was $0 and $15,007, respectively, and $10,005 and $45,021, respectively. The issuance of the stock options in lieu of the common shares for the share awards will not entail any additional stock-based compensation expense to be recorded by the Company. The table also presents the assumptions in the Black-Scholes option pricing model used to determine the fair value of the share awards granted during fiscal year 2008:

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

2008
Dividend yield	-
Expected volatility	90%
Risk-free interest rate	4.0%
Expected life	3 years

12 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2011	2010	2011	2010

Research and development costs	$517,444	$554,794	$1,616,693	$1,610,338
Government assistance Investment tax credits	(82,500)	(69,754)	(247,500)	(198,246)

	$434,944	$485,040	$1,369,193	$1,412,092

13 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and three main geographic areas. The geographic areas of Canada, United States and Europe market the SAND/DNA product suite. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States and Europe. Sales for each geographic area are based on the location of the third party customers with customers in areas other than Canada, United States and Europe included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

SAND Technology Inc.
Notes to Consolidated Financial Statements
April 30, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

		United
	Canada	States	Europe	Total

Three-month period ended April 30, 2011
Revenue	$171,551	$119,614	$711,431	$1,002,596
Current assets	1,376,222	107,446	1,902,342	3,386,010
Net capital assets	16,916	6,313	26,922	50,151

Three-month period ended April 30, 2010
Revenue	164,591	218,578	583,485	966,654
Current assets	574,516	143,004	1,335,435	2,052,955
Net capital assets	33,647	-	30,841	64,488

Nine-month period ended April 30, 2011
Revenue	$743,182	$415,428	$4,256,477	$5,415,087
Current assets	894,767	305,705	2,956,731	4,157,203
Net capital assets	16,916	6,313	26,922	50,151

Nine-month period ended April 30, 2010
Revenue	725,064	590,478	4,060,828	5,376,370
Current assets	574,516	143,004	1,335,435	2,052,955
Net capital assets	33,647	-	30,841	64,488